January 3, 2020

Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.
23F, China Development Bank Tower
No. 2 Gaoxin 1st Road
Xi'an, Shaanxi, China 710075

       Re: Future FinTech Group Inc.
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed December 26, 2019
           File No. 001-34502

Dear Mr. Xue:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 28, 2019 letter.

Preliminary Proxy Statement on Schedule 14A filed December 26, 2019

The Sale Transaction, page 22

1. We note your response to prior comment 4. Please provide in your proxy statement all disclosure required by Item 1015(b) of Regulation M-A, including the method of selection, compensation received and to be received, instructions received from the subject company or affiliate, and any limitation imposed by the subject company or affiliate on the scope.
Unaudited Pro Forma Condensed Consolidated Financial Information, page 32

2. We note that the pro forma financial statements provided in response to comment 2 include pro forma adjustments referenced to notes (1) through (10). However, we note that
 Yongke Xue
Future FinTech Group Inc.
January 3, 2020
Page 2
      the pro forma adjustments described on page 38 are labelled (a) through
(e) and do not
      appear to explain the adjustments in the statements. Please revise the pro forma financial statements to include notes that correctly reference the pro forma adjustments and that explain the assumptions involved. Refer to Rule 11-02(b)(6) of Regulation S-X.
Unaudited Pro Forma Condensed Consolidated Balance Sheet , page 33

3. We note the pro forma adjustment increasing Accounts receivable, net of allowance, at
      September 30, 2019 by $66,561,464. It appears, based on note (a) on page 38, that the adjustment reflects "anticipated increased sales". Please refer to Rule 11-02(b)(6) of
      Regulation S-X and explain to us how this pro forma balance sheet adjustment is directly attributable to the transaction and factually supportable. Otherwise, please revise the pro forma financial statements to remove the adjustment.
General

4.    Please include the information required by Schedule 14A Item 6(d).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Charles Eastman at (202) 551-3794 or Martin James, Senior Advisor, at
(202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso at (202)
551-3617 with any other questions.



                                                            Sincerely,
FirstName LastNameYongke Xue
                                                            Division of
Corporation Finance
Comapany NameFuture FinTech Group Inc.
                                                            Office of
Manufacturing
January 3, 2020 Page 2
cc:       Jeffrey Qiong Li, Esq.
FirstName LastName